

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2018

Kao Lee
President and Chief Executive Officer
SecureTech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville, MN 55113

> **Re: SecureTech Innovations, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 20, 2018**
> **File No. 333-223078**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2018 letter.

General

1. Please provide page numbers throughout the registration statement that correspond with the table of contents.

Prospectus Summary

2. We note your response to our prior comment 2. Please expand your disclosure to better explain how the Top Kontrol device works, including how it can tell the difference between an authorized driver and an unauthorized thief or carjacker, and how it is the

"only" anti-theft and personal safety automobile device that can thwart a carjacking attempt without any action by the driver.

3. We note your response to our prior comment 4 and reissue in part. Please clarify in the prospectus summary that you have not yet initiated any commercial production runs with any contract manufacturer, that all of the products manufactured to date have been prototype models for testing purposes, and that you do not intend to initiate commercial production until the second half of fiscal 2018.

Exhibit 23

4. Please include a currently dated consent from the independent registered public accountant in your next amendment of the filing.

You may contact Patrick Kuhn at 202-551-3308 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure